[redacted]

12012531

SEC Mail Processing Section

FEB 29 2012

Washington, DC
121

SECURITIE
W

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 32493

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PNC Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Fifth Ave.
(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlene F. Wilson 412-762-6348
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

600 Grant St. Suite 52	Pittsburgh	PA	15219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Commonwealth of Pennsylvania
County of Allegheny

OATH OR AFFIRMATION

I, Charlene F. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PNC Capital Markets LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Joy A. Damico, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Oct. 7, 2014
Member, Pennsylvania Association of Notaries

Charlene F. Wilson
Signature

V.P. and Treasurer
Title

Joy A. Damico
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PNC Capital Markets LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934
December 31, 2011

pwc

PNC Capital Markets LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934
December 31, 2011

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
121

PNC Capital Markets LLC
Index
December 31, 2011

pwc

Report of Independent Auditors

To the Member and Board of Managers of
PNC Capital Markets LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of PNC Capital Markets LLC (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial position provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2012

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

PNC Capital Markets LLC
Statement of Financial Condition
December 31, 2011

(in thousands)

Assets		
Cash and cash equivalents	$	50,597
Cash and securities segregated under federal and other regulations		3,181
Receivables from brokers, dealers and others		39,990
Other receivables (net of reserves of $101)		32,688
Receivables from customers		15,839
Income tax receivable		22,318
Securities owned - at fair value		
U.S. agency and other mortgage backed securities		211,753
State and municipal		79,052
Corporate debt		19,209
U.S. government		10,493
Securities purchased under agreements to resell		23,680
Other assets		4,330
Total assets	$	513,130
Liabilities and Member's Equity		
Liabilities		
Securities sold not yet purchased - at fair value		
U.S. government and agencies	$	17,336
Other securities		15,335
Deferred revenue		3,394
Payable to brokers, dealers and others		19,166
Accrued salaries and benefits		44,942
Deferred tax liability		2,462
Other liabilities		6,081
Total liabilities		108,716
Member's equity		404,414
Total liabilities and member's equity	$	513,130

The accompanying notes are an integral part of these financial statements.

1. Organization

PNC Capital Markets, LLC ("PNCCM" or the "Company") is a wholly owned subsidiary of PNC Holding LLC (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). PNCCM is registered as a securities broker and dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

The Company underwrites, deals and trades in corporate debt and state and municipal obligations. The Company also trades in U.S. government and agency securities, mortgage-backed securities, asset-backed securities, commercial paper, and money market instruments. In addition, the Company acts as an agent for affiliates of PNC and others in certain securities transactions and provides corporate finance services, including arranging loan syndications for PNC customers.

On December 31, 2008, PNC purchased National City Corporation ("National City").

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and such differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents, which includes money market funds, are highly liquid investments that are readily convertible to cash and have original maturities of less than 30 days.

Cash and Securities Segregated Under Federal and Other Regulations

Cash and securities segregated under federal and other regulations represent cash and securities held in Special Reserve Accounts for the Exclusive Benefit of Customers. These cannot be used in the ordinary operations of the business.

Reserve on Receivables

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of the receivables.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis.

In the normal course of business, the Company obtains securities under resale agreements on terms, which permit it to repledge or resell the securities to others. At December 31, 2011, the Company had obtained securities under resale agreements with a fair value of approximately $23 million on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under short sales.

In the normal course of business, securities owned by the Company may be pledged to others to collateralize the Company's financing activities. There were no securities pledged as of December 31, 2011.

Securities Valuation

U.S. government and agency, state and municipal, corporate debt, futures contracts, financial derivatives and securities sold, not yet purchased are stated at fair value with related changes in unrealized gains or losses reflected in income. Sales of securities not yet purchased represent obligations of the Company to deliver specified securities at a predetermined date and price. The Company is obligated to acquire the specified securities at prevailing market prices in the future to satisfy such obligations.

Many of the Company's assets and liabilities are financial in nature and, therefore, the Company tends to be sensitive to interest rate and other market movements. Disruptions in the liquidity or changes in other factors affecting the financial markets could materially impact our performance and the valuation of certain assets and liabilities.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized by U.S. government and agency obligations and corporate bonds and are carried at amounts at which they will be subsequently resold or repurchased. Interest is accrued on resale and repurchase contract amounts and is included in other receivables and other liabilities in the statement of financial condition.

It is the policy of the Company to take possession of securities purchased under agreements to resell. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate. The counterparty on all resale agreements at December 31, 2011, was PNC Bank, N.A., a wholly owned subsidiary of PNC. These resale agreements were fully collateralized at December 31, 2011.

Depreciation and Amortization

Premises and equipment are depreciated over their estimated useful lives using the straight-line method, based on the following schedule:

Asset	**Estimated Useful Lives**
Furniture and equipment	7 years
Personal computers	5 years
Computer software	5 years
Internally developed software	1–5 years

Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

Income Taxes

The Company uses the assets and liabilities method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of specific assets and liabilities and are measured using the current enacted tax rates.

The Company is included in the consolidated federal income tax return filed by PNC. The Company's federal income tax expense is computed as if the Company files a separate tax return.

The Company is a participant in a master tax sharing policy with PNC. Under this policy, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

PNC assumes all state tax liabilities on behalf of the Company, therefore, no state tax expense has been recorded.

Deferred Revenue

Deferred revenue represents funds received for transactions entered into which have not closed or funds received in advance for services performed on an annual basis. Revenue on these items is recognized as the transactions close or pro rata as the services are performed.

Fair Value

Purchases, sales, issuances and settlements are reported separately in the Level 3 fair value measurement rollforward. See Note 10 for additional information.

Revision to Financial Statement Presentation

In 2011, the Company determined that the accounting for pension and other post-retirement benefits ("OPEB") has been incorrectly applied in prior years and changed its accounting from a "single employer plan" approach to a "multiemployer plan" approach since the Company's employees participate in PNC's plans. The Company has assessed the materiality of this error and has concluded that the previously issued financial statements are not materially misstated. The Company has corrected the immaterial misstatement by revising the prior period balance (as reported in these 2011 financial statements) by increasing opening accumulated other comprehensive income by $2.9 million. The related amounts impacted by the revision, although not reflected in these 2011 financial statements as they are not comparative, was a reduction of accrued employee salaries and benefits by $4.5 million and deferred tax assets by $1.6 million.

3. Futures Contracts

Futures contracts represent commitments to purchase or sell securities at a specified date and price. These transactions are utilized by the Company to economically hedge against risk positions associated with customer related trading activities. These transactions are subject to market risk, which arises from the inherent fluctuations in the market value of the underlying security to be delivered, and to credit risk, which results from the possibility that a counterparty may be unable to meet the terms of a contract in which the Company has a gain position. The Company's exposure to these risks is limited as these transactions are executed on organized exchanges. Organized exchanges approve counterparties and require security deposits all of which reduce credit risk. At December 31, 2011, the Company had gross notional futures contract commitments to sell U.S. government obligations and Eurodollar obligations of $27.5 million and $713 million, respectively. The unrealized loss on these instruments at December 31, 2011 was approximately $254,000 and is reflected net of cash paid as a component of other assets.

4. Financial Derivatives

The Company enters into interest rate swap agreements with PNC Bank N.A. to manage interest rate risk. The total gross notional amount on the interest rate swap agreements outstanding at December 31, 2011 was approximately $67.1 million. The unrealized loss on these instruments at December 31, 2011, was approximately $330,000 which is included in other liabilities on the balance sheet.

In addition, the Company utilizes forward contracts in the form of TBA ("To Be Announced") securities to invest in and hedge mortgage instruments. The total gross notional amount on the forward contracts at December 31, 2011 was approximately $486.9 million. The unrealized gain and loss on these instruments at December 31, 2011 was approximately $906,000 and $1.7 million, respectively. The unrealized gains and losses are included in other assets and other liabilities, respectively.

5. Receivables From and Payables to Brokers, Dealers, and Others

Receivables from and payables to brokers, dealers, and others arise from the settlement of securities transactions and consist of the following at December 31, 2011:

(in thousands)	Receivables	Payables
Net trade date receivable	$ 32,326	$ -
Fails to deliver/receive	3,138	19,165
Other amounts due from/to brokers and dealers	4,526	1
	$ 39,990	$ 19,166

6. Regulatory Requirements

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes net capital under the alternative method. Under this method, required capital is the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. At December 31, 2011, the Company had net capital of approximately $319.2 million, which was approximately $318.8 million in excess of its required net capital of $318,000.

Additionally, the Company maintains cash and qualified securities owned for the exclusive benefit of customers in accordance with SEC Rule 15c3-3. At December 31, 2011, qualified securities designated for the exclusive benefit of customers owned, totaled approximately $1.1 million. In addition, the Company maintained $2 million in cash for the exclusive benefit of customers. These balances are listed as cash and securities segregated under federal and other regulations on the statement of financial condition.

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with various financial and customer-related protection standards. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

7. Income Taxes

Significant components of the Company's net deferred tax liability as of December 31, 2011, are as follows:

(in thousands)		**Federal**
Employee benefits	$	1,497
Deferred compensation		(2,584)
Deferred revenue		(1,021)
Other tax assets		(354)
Net deferred tax liability	$	(2,462)

The Company has no unrecognized tax benefits.

PNC is amending its 2009 consolidated income tax return and is carrying back certain tax benefits for years 2006-2008. As a result of the carryback, the 2006 PNC return will be reopened for the amount of the claim specific to that tax year. The IRS began its examination of PNC's 2007 and 2008 consolidated federal income tax returns during the third quarter of 2010.

8. Related-party Transactions

Cash and cash equivalents and restricted cash include cash on deposit with PNC Bank N.A. of approximately $8.7 million and $43.9 million invested in a money market mutual fund with an affiliate, BlackRock.

Short-term funding is provided by an affiliate, PNC Funding Corp. ("PNC Funding"), through a $500 million subordinated line of credit and a $100 million subordinated line of credit. The lines of credit bear interest at the approximate interest rate equal to PNC Funding's fully loaded blended long-term debt rate. At December 31, 2011, the Company had no outstanding balance under the lines of credit. Borrowings under these lines of credit do not qualify as regulatory net capital.

During 2011, the Company paid cash dividends totaling $25 million to its parent.

Overnight funding is provided by an affiliate, PNC Bank, N.A., through a $2.3 billion line of credit bearing interest at the Effective Federal Funds Rate plus 100 basis points. There was no outstanding balance at December 31, 2011 under this line of credit.

The Company conducts investment advisory and financial advisory services for third party clients on behalf of PNC Bank, N.A

The Company provides services to PNC Mortgage, an affiliate.

The Company pays a monthly fee to PNC for occupancy, overhead and administrative services.

During the normal course of business, the Company may execute transactions with PNC Bank, N.A. to purchase securities under agreement to resell or sell securities under agreement to repurchase from an affiliate. In addition, the Company may also provide or receive various other advisory, referral, or administrative services to or from PNC affiliate organizations. Related-party balances or transactions not discussed elsewhere as of and for the year ended December 31, 2011, are listed in the following table:

(in thousands)

Assets		
Securities purchased under agreements to resell	$	23,680
Other receivables		735
Commercial paper		2
Liabilities		
Other liabilities		412

9. Employee Benefit Plans

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by PNC. The Company's employees participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 4% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by the Company.

PNC sponsors a noncontributory, qualified defined benefit pension plan, which covers substantially all of the Company's employees. Benefits are determined using a cash balance formula where earnings credits are a percentage of eligible compensation. Earnings credit percentages for plan participants on December 31, 2009 are frozen at their level earned to that point. Earnings credits for all employees who become participants on or after January 1, 2010 are a flat 3% of eligible compensation. Participants at December 31, 2009 earn interest based on 30-year Treasury securities with a minimum rate, while new participants on or after January 1, 2010 are not subject to the minimum rate. Pension expense is allocated by PNC to the Company based upon an actuarially determined expense which includes service and interest costs related to participants of the Company.

PNC provides certain health care and life insurance benefits for retired employees (the "Postretirement Benefits") through various plans. Postretirement benefits expense is allocated by PNC to the Company based upon an actuarially determined expense which includes service and interest costs related to participants of the Company. There are no separate plans solely for the employees of the Company.

The PNC defined benefit pension and OPEB plans are accounted for in accordance with the provisions of ASC 715 Compensation – Retirement Benefits using the multiemployer accounting model and related disclosures made in accordance with ASU 2011-09. As of December 31, 2011, assets of the PNC defined benefit pension plan were $3.8 billion and the projected benefit obligation was $4.2 billion. Consolidated disclosures about the pension and OPEB plans of PNC, including funded status, plan assumptions, investment strategy and asset allocation, fair value measurement of plan assets and liabilities, and other disclosures about the plans are included in Note 14 of the PNC 2011 Annual Report.

Certain of the Company's employees participate in PNC stock-based compensation plans. The Company recognizes compensation expense for awards issued under these plans in accordance with the fair value recognition provisions of ASC 718 Compensation – Stock Compensation.

10. Fair Value of Financial Instruments

Fair Value Measurement

Fair value is defined in GAAP as the price that would be received to sell an asset or the price paid to transfer a liability on the measurement date. The standard focuses on the exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. GAAP establishes a fair value reporting hierarchy to maximize the use of observable inputs when measuring fair value and defines the three levels of inputs as noted below.

Level 1 Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities may include debt securities, equity securities and listed derivative contracts that are traded in an active exchange market and certain US Treasury securities that are actively traded in over-the-counter markets.

Level 2 Observable inputs other than Level 1 such as: quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated to observable market data for substantially the full term of the asset or liability. Level 2 assets and liabilities may include debt securities, equity securities and listed derivative contracts with quoted prices that are traded in markets that are not active, and certain debt and equity securities and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable inputs. This category generally includes US government agency debt securities, agency residential and commercial mortgage-backed debt securities, asset-backed debt securities, corporate debt securities and derivative contracts.

Level 3 Unobservable inputs that are supported by minimal or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities may include financial instruments whose value is determined using pricing models with internally developed assumptions, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain trading securities and certain financial derivative contracts. The trading securities within Level 3 at December 31, 2011 include auction rate securities.

We characterize active markets as those where transaction volumes are sufficient to provide objective pricing information, with reasonably narrow bid/ask spreads and where dealer quotes received do not vary widely and are based on current information. Inactive markets are typically characterized by low transaction volumes, price quotations that vary substantially among market participants or are not based on current information, wide bid/ask spreads, a significant increase in implied liquidity risk premiums, yields, or performance indicators for observed transactions or quoted prices compared to historical periods, a significant decline or absence of a market for new issuance, or any combination of the above factors. We also consider nonperformance risks including credit risk as part of our valuation methodology for all assets and liabilities measured at fair value.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

(in thousands)	Level 1	Level 2	Level 3	Assets/ Liabilities Measured at Fair Value
Assets				
Financial derivatives				
TBA derivatives	$ -	$ 906	$ -	$ 906
Interest rate derivatives		16		16
Total financial derivatives	-	922	-	922
Securities owned at fair value				
Debt				
U.S. government and agencies	11,669	7,112		18,781
Residential mortgage-backed				
Agency		172,455		172,455
Commercial mortgage-backed				
Agency		30,413		30,413
Non Agency		1,773		1,773
State and municipal		76,757	2,295	79,052
Corporate debt		19,209		19,209
Total trading securities	11,669	307,719	2,295	321,683
Total assets	$ 11,669	$ 308,641	$ 2,295	$ 322,605
Liabilities				
Financial derivatives				
TBA derivatives	$ -	$ 1,655	$ -	$ 1,655
Interest rate derivatives	-	337	-	337
Total financial derivatives	-	1,992	-	1,992
Securities sold not yet purchased				
State and municipal		34		34
Corporate debt and other		15,301		15,301
U.S. government and agencies	13,667	9	-	13,676
Residential mortgage-backed				
Agency		3,657		3,657
Commercial mortgage-backed				
Agency		3		3
Total securities sold not yet purchased	13,667	19,004	-	32,671
Total liabilities	$ 13,667	$ 20,996	$ -	$ 34,663

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2011:

(in thousands) **Level 3 - Instruments Only**	**Reconciliation of Level 3 Fair Value Securities Owned at Fair Value**
Balance at beginning of year	$ 2,682
Total gains or losses (realized/unrealized)	
Included in earnings [a]	182
Settlements	(569)
Balance at end of year	$ 2,295

During 2011, there were no transfers of assets or liabilities between Levels 1 and 2.

11. Financial Instruments With Off-Balance-Sheet Risk

The Company enters into various transactions involving financial instruments with off-balance-sheet risk, including securities sold not yet purchased and securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers, conduct customer related trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

The obligation for securities sold not yet purchased represents a commitment to deliver specified securities. The Company will acquire the required securities at prevailing future market prices to satisfy this obligation. Accordingly, the Company's ultimate obligation may exceed the amount recognized in the financial statements. Exposure to market risk is managed by the Company through position limits and other controls.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

12. Litigation

The Company establishes accruals for legal proceedings, including litigation, arbitrations, and regulatory and governmental investigations and inquiries, when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated. Any such accruals are adjusted thereafter as appropriate to reflect changed circumstances. When we are able to do so, we also determine estimates of possible losses or ranges of possible losses, whether in excess of any related accrued liability or where there is no accrued liability, for disclosed legal proceedings (the "Disclosed Matter," which is the matter disclosed in this Note). For the Disclosed Matter, as of December 31, 2011, we estimate that it is reasonably possible that the Company could incur losses in an

aggregate amount of up to approximately $20 million. The estimates included in this amount are based on our analysis of currently available information and are subject to significant judgment and a variety of assumptions and uncertainties. As new information is obtained we may change our estimates.

Due to the inherent subjectivity of the assessments and unpredictability of outcomes of legal proceedings, any amounts accrued or included in this aggregate amount may not represent the ultimate loss to us from the legal proceedings in question. Thus, our exposure and ultimate losses may be higher, and possibly significantly so, than the amounts accrued or this aggregate amount. The estimated aggregate amount also does not reflect any of our exposure to matters not disclosed.

In our experience, legal proceedings are inherently unpredictable. In many legal proceedings, various factors exacerbate this inherent unpredictability, including, among others, one or more of the following: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis or, if permitted to proceed as a class action, how the class will be defined; the plaintiff is seeking relief other than or in addition to compensatory damages; the matter presents meaningful legal uncertainties, including novel issues of law; we have not engaged in meaningful settlement discussions; discovery has not started or is not complete; there are significant facts in dispute; and there are a large number of parties named as defendants (including where it is uncertain how liability, if any, will be shared among multiple defendants). As a result, we may not always be able to estimate possible losses or ranges of possible losses for every matter that we disclose.

We include in the description of the Disclosed Matter certain quantitative information related to the plaintiff's claim against us alleged in the plaintiff's pleadings or otherwise publicly available. While information of this type may provide insight into the potential magnitude of a matter, it does not necessarily represent our estimate of reasonably possible loss or our judgment as to any currently appropriate accrual.

In 2009, Fulton Financial Advisors, N.A. filed lawsuits against the Company and NatCity Investments, Inc. in the Court of Common Pleas of Lancaster County, Pennsylvania arising out of Fulton's purchase of auction rate certificates (ARCs) through the Company and NatCity. Each of the lawsuits alleges violations of the Pennsylvania Securities Act, negligent misrepresentation, negligence, breach of fiduciary duty, common law fraud, and aiding and abetting common law fraud in connection with the purchase of the ARCs by Fulton. Specifically, Fulton alleges that, as a result of the decline of financial markets in 2007 and 2008, the market for ARCs became illiquid; that the Company and NatCity knew or should have known of the increasing threat of the ARC market becoming illiquid; and that the Company and NatCity did not inform Fulton of this increasing threat, but allowed Fulton to continue to purchase ARCs, to Fulton's detriment. In its complaints, Fulton alleges that it then held ARCs purchased through PNC for a price of more than $123 million and purchased through NatCity for a price of more than $175 million. In each complaint, Fulton seeks, among other things, unspecified actual and punitive damages, rescission, attorneys' fees and interest.

In the case against PNC (*Fulton Financial Advisors, N.A. v. PNC Capital Markets, LLC* (CI 09-10838)), the Company filed preliminary objections to Fulton's complaint, which were denied. NatCity removed the case against it to the United States District Court for the Eastern District of Pennsylvania (*Fulton Financial Advisors, N.A. v. NatCity Investments, Inc.* (No. 5:09-cv-04855)), and in November 2009 filed a motion to dismiss the complaint. The court has not yet ruled on this motion.

The Company is the subject of investigations, audits and other forms of regulatory and governmental inquiry covering a broad range of issues in our business, in some cases as part of reviews of specified activities at multiple industry participants. Over the last few years, we have experienced an increase in regulatory and governmental investigations, audits and other inquiries. Areas of current regulatory or governmental inquiry with respect to PNC include municipal finance activities. These inquiries may lead to administrative, civil or criminal proceedings, and possibly result in remedies including fines, penalties, restitution, alterations in our business practices, and in additional expenses and collateral costs.

In addition to the matter described above, the Company and persons to whom we may have indemnification obligations, in the normal course of business, are subject to various other pending and threatened legal proceedings in which claims for monetary damages and other relief are asserted. We do not anticipate, at the present time, that the ultimate aggregate liability, if any, arising out of such other legal proceedings will have a material adverse effect on our financial position. However, we cannot now determine whether or not any claims asserted against us or others to whom we may have indemnification obligations, whether in the matter described above or otherwise, will have a material adverse effect on our results of operations in any future reporting period, which will depend on, among other things, the amount of the loss resulting from the claim and the amount of income otherwise reported for the reporting period.

13. Commitments and Contingencies

The Company leases various types of equipment under noncancelable leases with remaining terms of less than four years with certain renewal options for like terms. At December 31, 2011, future minimum rentals under these lease agreements aggregated to approximately $1.4 million. Minimum rentals for the years 2012 and 2013 are approximately $1.2 million and $283,000, respectively. There are no rentals after 2013.

The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

In the normal course of business, the Company enters into underwriting and when-issued commitments. The Company had no contractual commitments at December 31, 2011.

In accordance with industry practice, the Company generally settles transactions executed on behalf of its customers within three business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. Settlement of these transactions did not have a material effect on the Company's financial statements in 2011.

14. Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04-Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU provides guidance to clarify the concept of highest and best use valuation premise, how a principal market is determined, and the application of the fair value measurement of instruments with offsetting market or counterparty credit risks. It also extends the prohibition on blockage factors to all fair value hierarchy levels. This ASU will require additional disclosures for the following: (1) quantitative information about the significant unobservable inputs used in all Level 3 financial instruments, (2) the valuation processes used by the reporting entity as well as a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs, (3) a reporting entity's use of a nonfinancial asset in a way that differs from the asset's highest and best use if the fair value of the asset is reported, (4) the categorization by level of the fair value hierarchy for items that are not measured at fair value in financial statements and (5) any transfers between Level 1 and 2 and the reason for those transfers. ASU 2011-04 is effective for the first interim or annual period beginning after December 15, 2011, and should be applied prospectively. The adoption of this new guidance is not expected to have a material effect on our results of operations or financial position.

In September 2011, the FASB issued ASU 2011-09 Compensation – Retirement Benefits – Multiemployer Plans (Subtopic 715-80). This ASU requires enhanced disclosures in the annual financial statements of employers that participate in multiemployer pension plans and multiemployer other postretirement benefit plans. Under the new guidance, employers will need to explain the general nature of the pension plans and their participation in the plans, including how the plans are different from single employer plans. ASU 2011-09 is effective for annual periods for fiscal years ending after December 15, 2011, with early adoption permitted. The amendments should be applied retrospectively for all prior periods presented. As discussed in Note 9, the PNC defined benefit pension and OPEB plans are accounted for in accordance with the provisions of ASC 715 Compensation – Retirement Benefits using the multiemployer accounting model and related disclosures made in accordance with ASU 2011-09 as of December 31, 2011.

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© 2011 PricewaterhouseCoopers LLP. All rights reserved. In this document, "PwC" refers to PricewaterhouseCoopers LLP, a Delaware limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.